Exhibit (d)(4)
CONFIDENTIAL
April 26, 2006
Main Street Restaurant Group, Inc.
c/o Cowen & Co., LLC
Four Embarcadero Center, Suite 1200
San Francisco, California 94111
Attention: Owen Hart
Dear Mr. Hart:
     Reference is made to the Exclusivity Agreement among the parties set forth below dated March 29, 2006 (the “Exclusivity Agreement”). Clause (iii) in the first paragraph of the Exclusivity Agreement is hereby deleted in its entirety and replaced in its entirety with “11:59 p.m. (Pacific time) on May 19, 2006”.
     Except as hereinabove specifically modified and amended, all terms and conditions of the Exclusivity Agreement shall remain unmodified and in full force and effect.
     Please confirm your agreement with the foregoing by signing in the space provided below and returning one copy of this letter to us.
Agreed and Accepted:
MAIN STREET RESTAURANT GROUP, INC.
By:
Name: Michael J. Herron
Title: V.P.
Dated: April 26, 2006